Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

February 18, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 6, 2026, The Nasdaq Stock Market (the "Exchange") received from Themes ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Leverage Shares 2x Long AXP Daily ETF

Leverage Shares 2x Long FCX Daily ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,